Exhibit 4.2

EMPLOYMENT AGREEMENT

This AGREEMENT, dated this 21st day of February, 2022 (the “Agreement”), is entered into between Coeptis Therapeutics, Inc., a Delaware corporation with a principal place of business at 105 Bradford Road, Suite 420, Wexford, PA 15090 (the “Company”), and Daniel A. Yerace, an individual with a residence at 402 Schomburg Court, Cranberry Township, PA 16066 (the “Executive”).

WHEREAS, the Company desires to employ the Executive and the Executive desires to become employed by the Company.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and obligations contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Employment. Effective February 21, 2022 (the “Employment Effective Date”), the Executive shall be employed as Vice-President of Operations of the Company and of its subsidiary Coeptis Pharmaceuticals, Inc., and shall have the duties, responsibilities and authority as may from time to time be assigned to him by the Company’s President (“Management”). The Executive will report to the Company’s President. The Executive agrees to perform his duties hereunder diligently and to use his best efforts, skill and ability to promote the interests of the Company and its affiliates, and to dedicate such time as is necessary to allow for full performance of his duties to the Company. It is the intention of the Company and the Executive that the employment hereunder is Executive’s primary business focus.

2.	At-Will Employment. The term of the Executive’s employment under this Agreement shall commence on the Employment Effective Date and continue until termination by either party in accordance with Section 5 (the “Term”). The parties agree that Executive’s employment with the Company will be “at-will” employment and may be terminated at any time with or without Cause (as defined below) or notice. Executive understands and agrees that neither Executive’s job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of Executive’s employment with the Company. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company. Upon termination for any reason, the parties agree that the provisions of Section 4 and Section 5 hereof shall survive in accordance with their terms.

3.	Compensation and Benefits

(a)	Base Salary During the Initial Period. Effective as of the Signature Date until the successful completion of a Financing Transaction by the Company (the “Initial Period”), the Company will pay Executive an annualized salary at the initial rate of $275,000 as compensation for Executive’s employment services to the Company (the “Base Salary”). The Base Salary will be paid in accordance with the Company’s normal payroll practices and be subject to the usual, required withholdings. The Base Salary, as in effect from time to time, shall not be reduced without Executive’s prior written consent. For purposes of this Agreement, “Financing Transaction” means a cumulative influx of capital into the Company of at least $7.5 million, excluding all capital raised prior to the Employment Effective Date.

(b)	Base Salary After the Initial Period. Effective after the Initial Period, the Company will pay Executive an annualized salary at the initial rate of $360,000 as compensation for Executive’s employment services to the Company (the “Base Salary”). The Base Salary will be paid in accordance with the Company’s normal payroll practices and be subject to the usual, required withholdings. The Base Salary, as in effect from time to time, shall not be reduced without Executive’s prior written consent.

(c)	Bonus. The Executive will receive a guaranteed bonus equal to twenty (20%) of the Base Salary for each calendar year, and additional merit bonus at the discretion of the Company. All bonuses are typically paid no later than 75 days following the close of the fiscal year.

(d)	Milestone Bonuses. The Executive will receive an additional bonus upon the completion of either or both of the following milestones:

i.	National Exchange Listing: Upon the closing of a listing of the Company’s common stock on a major national stock exchange such as NYSE or NASDAQ, Executive will earn a one-time cash bonus in the amount of $75,000, such amount to be paid to Executive within 60 days of the date such listing is achieved; and

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ii.	Sale of the Business: In addition to any other compensation payable to Executive hereunder, the Company hereby agrees to pay to Executive, accordance with the terms hereof, a one-time bonus equal to the lesser of $1,000,000 or one percent of the aggregate net proceeds received by the Company at closing in connection with a Sale of the Business (as defined below) (the “Sale Bonus”). “Sale of the Business” means either (i) the sale of 100% of the equity interests in the Company or (ii) a sale of all or substantially all of the Company’s assets; provided that in the event the Company sells one of its subsidiaries to a third-party, such subsidiary sale shall be deemed a Sale of the Business with respect to that subsidiary and a Sale Bonus shall be paid in respect to that sale, and this Section 2(d)ii shall otherwise remain in effect with respect to the resulting Company structure.

(e)	Equity Options: Incentive Compensation. Executive will be eligible to receive annual awards of stock options, restricted stock units or other equity awards pursuant to any plans or arrangements the Company may have in effect from time to time. The Company’s board of directors (the “Board”) (or the compensation committee of the Board, if any) will determine in its discretion whether Executive will be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time.

(f)	Vacation. Executive shall be entitled to 4 weeks of paid vacation per annum, to be accrued and used in accordance with the Company’s policies.

(g)	Benefits. During the Term, Executive will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executives of the Company, including, without limitation but only to the extent applicable, healthcare (medical, dental, vision), vacation, 401K match, etc.

(h)	Expense Reimbursement. During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in performing services hereunder, including all reasonable expenses of travel and living while away from the office, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company.

4.	Covenants

(a)	Return of Property. Immediately upon the Company’s request or promptly upon the termination of Executive’s employment, for whatever reason, the Executive shall deliver to the Company any tangible or other property of the Company or any of its affiliates (including but not limited to that prepared or made by Executive) which may be in the Executive’s possession, including but not limited to materials, memoranda, notes, records, reports, designs, sketches, plans, programs, printouts, or other documents as well as all copies thereof and files related thereto.

(b)	Confidentiality. The Executive agrees to hold all Proprietary Information (as defined below) in strict confidence during the term of and following Executive’s employment under this Agreement. “Proprietary Information” includes, by way of example but without limitation, the following information relating to the Company or any of its affiliates or any officer, director, employee, customer, client or business partner of the Company or any of its affiliates:

(i)	working methods and operations, methodologies, marketing plans and strategies (including internal and external growth strategies), sales and financial reports, customer lists, trade secrets, copyrightable materials, patentable materials, programs, processes, plans, product ideas, techniques, designs, models, formulas, data, know-how and other information used in research, developmental, marketing, sales and operational activities;

(ii)	personal information and personnel employment plans, compensation information and other records; and

(iii)	any commercial or technical information, improvements, or things which may be communicated to the Executive or which the Executive may learn by virtue of her employment by the Company, or of which the Executive may have gained knowledge, or discovered, invented or perfected while employed by the Company; including without limitation any ideas or processes relating to the development, operation or improvement of any software or other program, product or proposed product, tool, article or process sold, licensed, distributed, maintained or contemplated by the Company or any of its affiliates (or their respective customers).

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Notwithstanding the foregoing, Proprietary Information shall not include information that (a) is publicly known as of the date of this Agreement or (b) becomes publicly known after the date of this Agreement other than by means in violation of this Agreement or another obligation of confidentiality.

The Executive agrees never, directly or indirectly, to disclose or otherwise communicate to any person, firm, corporation, or other entity, or to use for herself (except while the Executive is employed by the Company, and solely in pursuit of his activities as an employee of the Company), any Proprietary Information.

(c)	Developments. The Executive agrees to disclose promptly to the Company any and all Developments (as defined below) which are made, invented, developed or discovered by the Executive, either singly or jointly with others, in the course of his employment by the Company, including upon termination of such employment. The Executive also agrees that such Developments are works made for hire and are or shall become the exclusive property of the Company, and that she hereby relinquishes and assigns any and all intellectual property rights and or other rights in the Developments to the Company, including by way of example but without limitation, rights of identification or authorship and rights of approval with respect to modifications and limitations on subsequent modifications. In order to effectuate ownership by the Company when necessary, the Executive agrees, without further consideration:

(i)	to immediately, upon the Company’s request, execute all documents and make all assignments necessary to vest title to such Developments in the Company;

(ii)	to assist the Company in any reasonable manner to obtain, for the benefit of the Company, any patents or copyright applications on such Developments, in any and all countries; and

(iii)	to execute, when requested, any and all patent and copyright applications and any other lawful documents deemed necessary by the Company to carry out the purposes of this Agreement.

“Developments” include, by way of example but without limitation, the following: any and all inventions, improvements, discoveries, developments, results of research or useful ideas, whether or not patentable, which relate in any manner to any products, work or other business or proposed business of the Company or one of its affiliates or any customer, client or business partner of the Company or one of its affiliates, or to any process, apparatus, formulas, equipment or article worked on in connection with the Executive’s employment by the Company.

(d)	Competitive Activity. The Executive acknowledges that he will, in the course of his employment, work closely with the Company and its customers, clients and business partners in the development of products, programs, processes, plans and designs for their use. Executive also agrees that trade secrets and Proprietary Information gained by Executive during Executive’s association with the Company have been developed by the Company through substantial expenditures of time, effort and money and constitute valuable and unique property of the Company. Executive further understands and agrees that the foregoing makes it necessary for the protection of the Company Business (as defined below) that Executive not compete with the Company while Executive is employed by the Company. The Executive therefore agrees that while he is employed by the Company, and for a period of twelve (12) months following the termination of his employment with the Company for any reason he will not, without prior written consent of the Board , directly or indirectly, be affiliated in any manner (including without limitation, as an owner, employee, consultant or director) with any person or entity, other than the Company or its affiliates, that performs business or services of a like kind carried on or proposed to be carried on by the Company now or at any time during the Executive’s employment by the Company in any country in the world in which the Company or its affiliates conducts business or proposes to conduct business at the time of such termination,

The Executive further agrees that while he is employed by the Company, and for a period of twelve (12) months following the termination of his employment with the Company for any reason, he will not, directly or indirectly, (A) advise or encourage any employee of the Company to terminate his/her relationship with the Company or (B) solicit or attempt to solicit or participate in the solicitation of or employ or otherwise engage any employee of the Company or any person who was an employee of the Company within the six-month period immediately preceding any proposed date of engagement, provided that this Section shall not prohibit soliciting or recruiting generally in the public media (without specifically targeting such employees).

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The Executive understands that the restrictions set forth in this Section 4(d) are intended to protect the Company’s interests in its Proprietary Information as well as its established customer relationships and goodwill and agrees that such restrictions are reasonable and appropriate for this purpose.

If, at the time of enforcement of the covenants in this Section 4(d), a final judicial determination is made by a court of competent jurisdiction that the duration, scope or geographic are or any other aspect of the restrictions on Executive’s activities contained herein is unenforceable against Executive, then the provisions of this Section 4(d) shall not be rendered void but shall be deemed amended to apply to the maximum period, scope, geographical area or other aspect (as the case may be) as such court may judicially determine or indicate to be enforceable and this Section 4(d), as amended, will be enforceable against Executive. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

For purposes of this Section 4(d), (i) “Company Business” shall mean research and development related to, licensing of, and manufacture and sale of biopharmaceutical products and (ii) all references to the Company refer to the Company and its direct and indirect subsidiaries.

5.	Termination

(a)	Death or Disability. The Executive’s employment hereunder shall terminate immediately upon his death or upon 30 days written notice by the Company to the Executive that the Executive’s employment has been terminated due to the Executive’s Disability. For the purposes of this Agreement, “Disability” shall mean upon the earlier of (i) the date Executive becomes entitled to receive disability benefits under the Company’s long-term disability plan or (ii) the determination by the Board that the Executive is physically or mentally incapacitated or impaired and has been unable, for a period of at least 60 consecutive days, to perform the duties and responsibilities contemplated under this Agreement.

(b)	Termination by Company for Cause. Employment with the Company may be terminated by the Company immediately for Cause (as defined below). In the event of termination under this Section 5(b), the Executive shall be paid his Base Salary through the date of termination and any unreimbursed business expense in accordance with Company policy. The term “Cause” shall mean (i) the willful failure, disregard, or refusal by Executive to perform the services hereunder or follow the reasonable instructions of the Board; provided, however, that any willful failure, disregard, or refusal by Executive to perform the services hereunder that can reasonably be cured shall not constitute Cause unless cure is not effected, as determined in good faith by the Board, within thirty (30) days after notice thereof is received by the Executive from the Company; (ii) any willful or grossly negligent act by the Executive having the effect of injuring, in a material way (whether financial or otherwise) as determined in good faith by the Board, the business or reputation of the Company or any of its subsidiaries or affiliates; (iii) Executive’s conviction of, guilty plea, or plea of nolo contendere to any felony or a misdemeanor involving moral turpitude; (iv) the determination by the Company, after a reasonable and good faith investigation by the Company following a written or in-person (i.e. meeting with Human Resources personnel) allegation by an employee of the Company, that the Executive engaged in some form of harassment prohibited by law (including, without limitation, age, sex, disability, or race discrimination) unless Executive’s actions were specifically directed by the Board; or (v) material breach by the Executive of any provision of this Agreement or any Confidential Information Agreement. For purposes of this Agreement, no act (including any failure to act) shall be considered willful unless done by Executive without a reasonable good faith belief that such act was in, or not opposed to, the best interests of the Company.

(c)	Termination by Company without Cause. Employment may be terminated by the Company with or without Cause, at any time, without prior notice. In the event of a termination under this Section 5(b), the Company shall pay the Executive his Base Salary (in accordance with the Company’s customary practices) for a period of eighteen (18) months following such termination, any unreimbursed business expense in accordance with Company policy and any earned and unpaid bonus through the date of termination.

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(d)	Termination by Executive for Good Reason. Executive may terminate Executive’s employment hereunder at any time if Executive has Good Reason (as defined below) and gives written notice thereof to the Company within 14 days after the occurrence of such Good Reason. In the event of a termination under this Section 5(d), the Company shall pay the Executive his Base Salary (in accordance with the Company’s customary practices) for a period of twelve (12) months and any unreimbursed business expense in accordance with Company policy. The term “Good Reason” shall mean the occurrence of one or more of the following, without Executive’s express written consent: (i) a material breach of any provision of this Agreement by the Company; (ii) any material reduction by the Company of Executive’s duties, responsibilities, or authority; or (iii) a material diminution in Executive’s annual base compensation. Executive will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within thirty (30) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date the Company receives such notice during which such condition must not have been cured.

(e)	Termination by Executive without Good Reason. Executive may terminate Executive’s employment hereunder without Good Reason at any time after providing thirty (30) days’ prior written notice to the Company. Following any such notice, the Company may reduce or remove any and all of Executive’s duties, authority or responsibilities with the Company, and any such reduction or removal shall not constitute Good Reason. In the event of termination under this Section 5(e), the Company shall pay the Executive his Base Salary (in accordance with the Company’s customary practices) through the date of termination and any unreimbursed business expense in accordance with Company policy.

(d)	Benefits. Executive’s accrual of or participation in plans providing for, employee benefits will cease at the effective date of the termination of this Agreement, and the Executive will be entitled to accrued benefits pursuant to such plans only as provided in such plans. Should the Executive be eligible for, and timely elect COBRA continuation coverage, the Company will pay the premiums for such coverage for a period of up to twelve (12) months following the termination of employment provided Executive remains eligible for COBRA continuation; provided that the Company shall not be obligated to pay any premium if Executive’s Agreement was terminated for Cause, without Good Reason or otherwise expires by its terms. Executive will not receive, as part of his termination pay pursuant to this Section 5, any payment or other compensation for any sick leave or other leave or vacation unused on the date the notice of termination is given (or on the date the termination is otherwise effective in the event no notice is required), under this Agreement.

(f)	General.

(i)	In the event that Executive’s employment is terminated for any reason, Executive shall cease to be an employee of the Company for all purposes, and, except as may be provided under this Agreement or under the terms of any incentive compensation, employee benefit or fringe benefit plan applicable to Executive at the time of the termination of Executive’s employment prior to the end of the Term, shall have no right to receive any other compensation, employee benefits or perquisites or to participate in any other plan, arrangement or benefit, with respect to any future period after such termination. In the event that Executive’s employment is terminated for any reason, the Company’s payment of salary and other amounts specifically provided for in the applicable previous paragraph of this Section 5 shall constitute complete satisfaction of all payment obligations of the Company to Executive pursuant to this Agreement. The payment of any amounts pursuant to this Section 5 (other than payments required by law) is expressly conditioned upon the delivery by Executive to the Company of a release in form and substance satisfactory to the Company of any and all claims Executive may have against the Company and its directors, managers, members, officers, employees, affiliates, successors, assigns, agents and representatives.

(ii)	Executive’s rights set out in this Agreement shall constitute Executive’s sole and exclusive rights and remedies as a result of Executive’s actual or constructive termination of employment.

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6.	Miscellaneous

(a)	Governing Law. This Agreement will be governed by the laws of the State of Pennsylvania (with the exception of its conflict of laws provisions).

(b)	Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by email, provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties):

If to the Company:

Coeptis Therapeutics, Inc.

105 Bradford Road, Suite 420, Wexford, PA 15090

Attn: Chairman of the Board of Directors

If to Executive:

at the last residential address known by the Company.

(c)	Section Headings: Construction. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

(d)	Amendments; Entire Agreement. Neither this Agreement nor any term hereof may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Agreement embodies the entire agreement and the understanding among the parties, superseding all prior agreements and understandings relating to the subject matter hereof, and is not assignable by the Executive. If any provision of this Agreement shall be held illegal, invalid or unenforceable, in whole or in part, such provision shall be modified to the minimum extent necessary to make it legal, valid and enforceable, and the legality, validity and enforceability of the remaining provisions shall not be affected thereby.

(e)	Non-Disparagement. The Executive agrees that, during the Term and thereafter (including following the Executive’s termination of employment for any reason) she will not make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage the Company or any of its affiliates or their respective officers, directors, employees, advisors, businesses or reputations.

(f)	Executive Representations. Executive represents and warrants to the Company that (i) the execution, delivery and performance of this Agreement by Executive does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which Executive is bound, (ii) Executive has had the opportunity to review the covenants contained in Section 4 with counsel, that said covenants were the result of negotiation between the parties, and that she desires to be bound by the covenants in order to obtain the compensation provided by this Agreement and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms.

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(g)	Confidentiality of this Agreement. Executive agrees to keep confidential the terms of this Agreement. This provision does not prohibit Executive from providing this information to Executive’s attorneys or accountants for purposes of obtaining legal or tax advice or as required by law; provided that such persons are informed of the confidential nature of such information and Executive shall be responsible for breaches of the confidentiality restrictions contained herein by such persons as if Executive had breached such restrictions. The Company shall not disclose the terms of this Agreement except as necessary in the ordinary course of its business, as required by law or as required by any governmental or quasi-governmental entity or any self-regulatory organization.

(h)	Cooperation. Following termination of employment with the Company for any reason, Executive shall cooperate with the Company, as requested by the Company, to effect a transition of Executive’s responsibilities and to ensure that the Company is aware of all matters being handled by Executive.

(i)	Deductions and Withholding. Executive acknowledges and agrees that the Company shall be entitled to withhold from the compensation payable hereunder, including the Base Salary and any bonus all federal, state, local or other taxes which the Company determines are required to be withheld on amounts payable to the Executive pursuant to this Agreement or otherwise.

(j)	Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed to be an original and both of which taken together shall constitute one and the same agreement.

(k)	Effective Date. This Agreement and the employment of the Executive hereunder shall become effective as of the date of this Agreement.

7.	The Executive agrees that the obligations and undertakings stated in Section 4 shall survive the termination of his employment at the Company for any reason.

THE EXECUTIVE AGREES THAT SHE HAS READ THIS AGREEMENT AND UNDERSTANDS ITS TERMS.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement under seal as of the date first written above.

COEPTIS THERAPEUTICS, INC.

By:	/s/ David Mehalick Name: David Mehalick Title: CEO

EXECUTIVE:

/s/ Dan Yerace

 Dan Yerace

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